November 20, 2007


Mail Stop 4561

By U.S. Mail and facsimile to (215) 963-5001

Mr. Raymond P. Springer
Chief Financial Officer
nFinanSe Inc.
3923 Coconut Palm Drive - Suite 107
Tampa, Florida  33619

      Re: nFinanSe Inc.
      Registration Statement on Form SB-2
      Filed on October 26, 2007
                        File Number 333-146974

Dear Mr. Springer:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please include a cover letter in your next submission and label it as correspondence when filed on EDGAR.
Forward-Looking Statements, page 1
2. Please revise to place your "Forward-Looking Statements" after "Risk Factors."

Risk Factors, page 3
3. Either delete the last sentence of the first paragraph ("There may be additional risks that we do not presently know . . ."), or expand it into a separate risk factor.

We have incurred losses ..., page 3
4. Revise the first risk factor to disclose losses to date since inception and losses during the current interim period.

We will need to raise additional capital, page 3
5. Revise the second risk factor to disclose the anticipated funds that will need to be raised during the next 12 months, if any. There is only a limited market for our common stock as a "penny stock."...page 4
6. We note that you state "there can be no assurance" of a certain result when the real risk is not your inability to give assurance, but the underlying situation. Please revise to eliminate this and similar language.
Description of Business, page 11
7. Please revise to include your most recent business activities, such as distribution agreements with Now Prepay, Incomm, etc.

Selling Security Holders, page 42
8. Please inquire of all selling shareholders regarding if they hold any short position(s) in nFinanSe and advise the staff of the results.
9. Revise to add the beneficial holders with voting and/or dispositive powers for ACT Capital Partners. In addition, footnote
(9) is missing from the table on page 42, and it appears the footnotes after (9) are incorrect (should be moved down one number, e.g., 11 should be 10, etc.).
10. Noting that Robert Berlacher has numerous interests in several holders, revise to add him to the 5% holders or provide the staff with an analysis as to why his listing is not required.

Plan of Distribution, page 44
11. Revise the disclosure, after the bullets, to indicate that if the selling shareholders engage anyone to sell the shares for them, a revised prospectus must be filed, naming the agents and their compensation before any sales can occur.
12. Revise to disclose that selling shareholders cannot cover short sales, made prior to effectiveness, with shares from this offering

Recent Sales of Unregistered Securities, page II-3
13. Revise each sale to include the information required by Item 701(b) and (c) of Regulation S-B.
Item 27. Exhibits, page II-5
14. Please include all exhibits, including the legality opinion, in your next filing. They are subject to review and the staff will need time to examine them.
15. Revise the disclosure for all exhibits incorporated by reference to include the Commission`s file number, 000-33389, or the file number of the registration statement, as applicable.


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review by showing deleted sections as strikethrough and added sections as underlining. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

??should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

??the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

??the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Timothy Geishecker, Senior Counsel, at (202) 551-3422 or me at (202) 551-3434 with any other questions.




Sincerely,



        Michael R. Clampitt
        Attorney-Advisor

cc: Joanne R. Soslow, Esq.
      Morgan, Lewis & Bockius LLP
      1701 Market Street
      Philadelphia, Pennyslvania 19103